September 14, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion HealthCorp, Inc. Revised Preliminary Proxy filed September 14, 2006
Ladies and Gentlemen:
     On behalf of Orion HealthCorp, Inc., a Delaware corporation (the “Company”), we are submitting the attached revised Preliminary Proxy Statement on Schedule 14A of the Company (the “Revised Proxy Statement”) in order to fix a ministerial error made in connection with the Preliminary Proxy Statement on Schedule 14A as filed on September 11, 2006 (the “Initial Proxy Statement”). The sole purpose of the Revised Proxy Statement is to delete the historical audited financial statements of the Company for the years ended December 31, 2004 and December 31, 2003 included as Annex J to the Initial Proxy Statement, which was unnecessary and was attached to the Initial Proxy Statement in error. Annexes K and L to the Initial Proxy Statement containing the audited financial statements of the company for the years ended December 31, 2005 and December 31, 2004 and the interim unaudited financial statements of the Company for the six months ended June 30, 2006, respectively, remain unchanged. The Revised Proxy Statement eliminates old Annex J and renames old Annexes K and L to new Annexes J and K. In addition, various references to these annexes contained within the Initial Proxy Statement have been modified to reflect these changes. The Company does not view the revisions reflected in the Revised Proxy Statement as material revisions to the Initial Proxy Statement constituting a fundamental change in the proxy material.
     If you have any questions concerning the Revised Proxy Statement or would like to receive a marked version of the Revised Proxy Statement indicating the changes, please do not hesitate to contact either the undersigned at (216) 363-4175 or Douglas Haas at (216) 363-4602.
Sincerely,
BENESCH, FRIEDLANDER
   COPLAN & ARONOFF LLP
/s/ John S. Gambaccini
John S. Gambaccini